Exhibit 4.1

2014 STOCK PLAN FOR
NON-EMPLOYEE DIRECTORS OF
FORD MOTOR COMPANY

1.	Purpose

(a)	Purpose. The purpose of the Plan is to provide certain compensation to Eligible Directors of the Company and to encourage exceptional director performance by providing such directors with an interest in the Company’s success and progress by granting them stock-based awards.
(b)	Effective Date; Shareholder Approval. The effective date of the Plan is January 1, 2014, subject to the approval of the Plan by the Company’s shareholders in a manner that satisfies the requirements of the General Corporation Law of the State of Delaware and the rules of the New York Stock Exchange.

2.	Definitions

(a)	“Award” means any form of award granted under the Plan, whether singly or in combination, to a Participant by the Committee pursuant to any terms and conditions that the Committee may establish in accordance with the Board Policy and any applicable Award Agreement. Awards granted under the Plan may consist of (i) Restricted Stock awarded pursuant to Section 6; (ii) Restricted Stock Units awarded pursuant to Section 6; (iii) Stock Options awarded pursuant to Section 7; and (iv) Stock Appreciation Rights awarded pursuant to Section 7.
(b)	“Award Agreement” means, with respect to any Award granted to a Participant, the document issued, either in writing or an electronic medium, by the Committee to a Participant evidencing the grant of such Award.
(c)	“Board” means the Board of Directors of the Company
(d)	“Board Policy” means the policy adopted by the Board and attached hereto as Schedule A, which shall provide for the making of grants of Awards (including annual and other periodic awards) as well as certain terms of such Awards (including, without limitation, the timing, amount, and form of Award grants) and which may be amended from time to time by the Board in its sole discretion.
(e)	“Change in Control” has the meaning ascribed to the phrase “Changes in the ownership or effective control of a corporation or a change in the ownership of a substantial portion of the assets of a corporation” under U.S. Treasury Department Regulations Section 1.409A-3(i)(5), as revised from time to time in either subsequent proposed or final regulations, and in the event that such regulations are withdrawn or such phrase (or a substantially similar phrase) ceases to be defined, as determined by the Committee.
(f)	“Code” means the Internal Revenue Code of 1986, as amended.
(g)	“Committee” means the Nominating and Governance Committee of the Board or any successor committee or subcommittee of the Board or other committee or subcommittee designated by the Board.
(h)	“Common Stock” means common stock of par value of $0.01 per share of the Company.
(i)	“Company” means Ford Motor Company.
(j)	“Disability” has the meaning ascribed to the term “Disability” under U.S. Treasury Department Regulations Section 1.409A-3(i)(4), as revised from time to time in either subsequent proposed or final regulations, and in the event that such regulations are withdrawn or such phrase (or a substantially similar phrase) ceases to be defined, as determined by the Committee.
(k)	“Dividend Equivalents” means an amount equal to the cash dividend or the Fair Market Value of the stock dividend that would be paid on each Share underlying an Award if the Share were duly issued and outstanding on the date on which the dividend is payable.
(l)	“Effective Date” means January 1, 2014.

(m)	“Eligible Director” means a member of the Board, elected or appointed, who is not also an active employee of the Company or any of its subsidiaries or affiliates. An individual who is elected to the Board at an annual meeting of the shareholders of the Company will be deemed to be a member of the Board as of the date of such meeting.
(n)	“Election Form” means the form attached hereto as Schedule B, as amended from time to time, whereby an Eligible Director makes the annual election provided for in Section 1(c) of the Board Policy.
(o)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.
(p)	“Exercise Price” means the price of a Share, as fixed by the Committee, which may be purchased under a Stock Option or with respect to which the amount of any payment pursuant to a Stock Appreciation Right is determined.
(q)	“Fair Market Value” means the closing price at which Common Stock shall have been reported on the New York Stock Exchange on the date as of which the determination is being made or, if the closing price of Common Stock is unavailable on such Exchange on such date, on the next preceding day on which there was such closing price.
(r)	“Nonqualified Stock Option” means a Stock Option that is not intended to meet the requirements of Code Section 422 or that otherwise does not meet such requirements.
(s)	“Participant” means an Eligible Director who has been granted an Award under the Plan.
(t)	“Plan” means the 2014 Stock Plan for Non-Employee Directors of Ford Motor Company, which shall be evidenced by this instrument, as may be amended from time to time.
(u)	“Restricted Stock” means Shares issued pursuant to Section 6 that are subject to any restrictions that the Committee, in its sole discretion, may impose.
(v)	“Restricted Stock Unit” means a Unit granted under Section 6 to acquire one Share or an equivalent amount in cash, which Unit is subject to any restrictions that the Committee, in its sole discretion, may impose.
(w)	“Securities Act” means the Securities Act of 1933, as amended.
(x)	“Share” means a share of Common Stock.
(y)	“Stock Appreciation Right” means a right granted under Section 7 to an amount of cash or Shares or a combination of cash and Shares equal to any increase in the Fair Market Value of Common Stock between the date on which the Stock Appreciation Right is granted and the date on which the right is exercised.
(z)	“Stock Option” means a right granted under Section 7 to purchase from the Company a stated number of Shares at a specified price.
(aa)	“Unit” means the potential right to acquire one Share.

3.	Administration

(a)	The Committee. The Plan shall be administered by the Committee.
(b)	Authority. The Committee will have authority, in its sole and absolute discretion and subject to the terms of the Plan (including the Board Policy), to (i) interpret the Plan; (ii) prescribe the rules and regulations that it deems necessary for the proper operation and administration of the Plan, and amend or rescind any existing rules or regulations relating to the Plan; (iii) determine eligibility for the grant of Awards; (iv) determine the form of Awards (to the extent permitted under the Board Policy), all terms and conditions of an Award, including, without limitation, the conditions on exercise or vesting and the terms of Award Agreements; (v) determine whether Awards will be granted singly, in combination or in tandem; (vi) waive or amend any terms, conditions, restrictions or limitations on an Award, to the extent permissible under applicable law, including without limitation Code Section 409A; (vii) in accordance with Section 9, make any adjustments to the Plan, any Award Agreement and any Award that it deems appropriate (including but not limited to adjustment of the number of Shares Available under the Plan or any Award); (viii) provide for the deferred payment of Awards and the extent to which payment will be credited with Dividend Equivalents; (ix) determine whether Awards may be transferable to family members, a family trust, a family partnership, or otherwise; and (x) take any and all other actions it deems necessary or advisable for the proper operations or administration of the Plan.

(c)	Effects of Determination. All determinations of the Committee will be final, binding and conclusive on all persons having an interest in the Plan.
(d)	Delegation of Authority. The Committee, in its discretion and consistent with applicable law and regulations, may delegate its authority and duties under the Plan to any other individual or committee as it deems to be advisable, under any conditions and subject to any limitations that the Committee may establish.
(e)	Employment of Advisors. The Committee may employ attorneys, consultants, accountants and other advisors, and the Committee, the Company and the officers and directors of the Company may rely upon the advice, opinions or valuations of the advisors employed.
(f)	No Liability. No member of the Committee will be liable for any losses resulting from any action, interpretation or construction made in good faith with respect to the Plan, the Board Policy, any Award Agreement, or any Award granted under the Plan.

4.	Eligibility and Grants

(a)	Eligibility. All Eligible Directors are eligible to receive Awards granted under the Plan.
(b)	Grants. Subject to the terms and provisions of the Plan and the Board Policy, the Committee may grant Awards to Eligible Directors upon such terms and conditions as the Committee may determine in its sole discretion. All Awards will be evidenced by Award Agreements. Awards may be granted singly or in combination or in tandem with other Awards.

5.	Share Limits

(a)	Aggregate Share Limit. Subject to adjustment as provided in Section 9, the maximum aggregate number of Shares with respect to which Awards may be granted shall be 10,000,000. Each Share issued pursuant to the Plan will count as one Share against such share limit. If an Award terminates, expires or is forfeited or cancelled for any reason without the issuance of Shares, or is settled in cash, the Shares underlying such Award will be available for future Awards under the Plan. The number of Shares subject to an Award of Stock Appreciation Rights shall be counted against the limit set forth in this section as one Share for every one Share subject to an Award of Stock Appreciation Rights regardless of whether a net number of Shares are actually issued to settle such Stock Appreciation Rights upon the exercise thereof. Shares utilized under the Plan may be either authorized but unissued Shares or issued Shares reacquired by the Company, as determined by the Board from time to time.
(b)	Individual Share Limit. The maximum aggregate number of Shares with respect to which Awards may be granted in any one calendar year to any one Participant shall be 50,000.

6.	Restricted Stock Units and Restricted Stock

(a)	General. Subject to the terms and provisions of the Plan and the Board Policy, the Committee may grant Restricted Stock Units and Restricted Stock under the Plan pursuant to the terms and conditions that the Committee, in its sole discretion, may determine and set forth in the applicable Award Agreement (including, without limitation, the periods of restriction, the date of grant and the effect, if any, of a Change in Control, death, Disability or retirement or other termination of a Participant’s directorship on such Restricted Stock Units or Restricted Stock). As soon as reasonably practicable after Restricted Stock has been granted, the Company shall cause Shares of Restricted Stock to be issued in the name of the Participant.
(b)	Voting and Dividend Rights. Unless otherwise determined by the Committee and set forth in a Participant’s Award Agreement, such Participant shall have (i) no voting rights or dividend or dividend equivalent rights with respect to any Restricted Stock Units granted hereunder and (ii) the right to exercise full voting rights, and to receive all dividends and other distributions paid, with respect to any Shares of Restricted Stock granted hereunder.
(c)	Dividend and Dividend Equivalents. At the discretion of the Committee determined at the time of grant and as set forth in the Board Policy or in the applicable Award Agreement, dividends issued on Shares of Restricted Stock or Dividend Equivalents credited with respect to Restricted Stock Units, may be paid immediately or withheld and deferred in the Participant’s account provided that with respect to any Restricted Stock or Restricted Stock Units subject to Code Section 409A, the payment of such dividends or Dividend Equivalents shall comply with Code Section 409A. The Committee will determine any terms and conditions of deferral, including the rate of interest to be credited on deferrals and whether interest will be compounded.

(d)	Other Restrictions. The Committee may, in its sole discretion and as set forth in the applicable Award Agreement, impose any other conditions and/or restrictions on Restricted Stock Units or Restricted Stock granted pursuant to the Plan that it deems appropriate, including any vesting schedule or forfeiture conditions. The Committee has discretion to provide for an incremental lapse of restrictions or for a lapse of restrictions upon satisfaction of certain conditions. For the avoidance of doubt, the Committee also has the discretion to grant Restricted Stock Units that vest immediately upon grant and permit Eligible Directors to elect the settlement date of such Restricted Stock Units, provided that any such election must be made in accordance with Code Section 409A.
(e)	Delivery of Restricted Stock. When any restrictions on Shares of Restricted Stock lapse, the Participant or the Participant’s beneficiary or estate, as the case may be, shall receive Common Stock for the number of Shares of Restricted Stock with respect to which the restrictions have lapsed, free of all such restrictions,. The Company shall not be required to deliver any fractional share of Common Stock but will pay, in lieu thereof, the Fair Market Value (measured as of the date the restrictions lapse) of such fractional share to the Participant or the Participant’s beneficiary or estate, as the case may be.
(f)	Vesting of Restricted Stock Units. Restricted Stock Units will vest in whole
Shares when restrictions lapse and any other conditions set forth in the applicable Award Agreement have been satisfied provided that with respect to any Restricted Stock Units subject to Code Section 409A such vesting will occur in a manner that complies with Code Section 409A.
(g)	Deferred Restricted Stock Units. Subject to Section 12(j) hereof and to the extent determined by the Committee, Participants shall be permitted to request the deferral of settlement of vested Restricted Stock Units to a date later than the payment date specified in the Award Agreement, provided that any such election be made in accordance with Code Section 409A.

7.	Stock Options and Stock Appreciation Right

(a)	General. Subject to the terms and provisions of the Plan and the Board Policy, the Committee may grant Stock Options and/or Stock Appreciation Rights under the Plan pursuant to the other terms and conditions that the Committee, in its sole discretion, may determine and set forth in the Award Agreement (including, without limitation, the Exercise Price, the maximum duration of the Stock Option or Stock Appreciation Right, the conditions upon which a Stock Option or Stock Appreciation Right will vest and become exercisable, the date of grant and the effect, if any, of a Change in Control, death, Disability or retirement or other termination of a Participant’s directorship on such Stock Options or Stock Appreciation Rights).
(b)	Form. Each Stock Option granted under the Plan will be a Nonqualified Stock Option. Stock Appreciation Rights may be granted either alone or in connection with concurrently or previously issued Stock Options.
(c)	Exercise Price. The Committee will set the Exercise Price of Stock Options or Stock Appreciation Rights granted under the Plan at a price that is equal to or greater than the Fair Market Value of a Share on the date of grant, subject to adjustment as provided in Section 9. The Exercise Price of a Stock Appreciation right granted in tandem with a Stock Option will be equal to the Exercise Price of the related Stock Option. The Committee will set forth the Exercise Price of a Stock Option or Stock Appreciation right in the Award Agreement.
(d)	Duration of Stock Options. Each Stock Option and Stock Appreciation Right granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided; however, no Stock Option or Stock Appreciation Right shall be exercisable later than the tenth (10th) anniversary of its date of grant.

(e)	Timing of Exercise. Each Stock Option or Stock Appreciation Right granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which terms and restrictions will be set forth in the applicable Award Agreement and need not be the same for each grant or for each Participant.
(f)	Payment of Stock Option Exercise Price. The Exercise Price of a Stock Option must be paid in full when the Stock Option is exercised. Shares will be issued only upon receipt of payment. Unless the Committee shall provide otherwise in any form of Award Agreement, any payment for Shares purchased upon exercise of a Stock Option granted hereunder may be made in cash, by delivery of Shares beneficially owned by the Participant or by a combination of cash and Shares, at the election of the Participant. Any such Shares so delivered shall be valued at their Fair Market Value on the date of such exercise. The Committee shall determine whether and if so the extent to which actual delivery of share certificates to the Company shall be required.
(g)	Exercise of Stock Appreciation Rights. Upon exercise, Stock Appreciation Rights may be redeemed for cash or Shares or a combination of cash and Shares, in the discretion of the Committee, and as described in the Award Agreement. Cash payments will be equal to the excess of the Fair Market Value of a share on the date of exercise over the Exercise Price, for each Share for which a Stock Appreciation right was exercised. If the Stock Appreciation Right is redeemed for Shares, the Participant will receive a number of whole Shares equal to the quotient of the cash payment amount divided by the Fair Market Value of a Share on the date of exercise. The Company shall not be required to deliver any fractional share of Common Stock but will pay, in lieu thereof, the Fair Market Value of such fractional share to the Participant or the Participant’s beneficiary or estate, as the case may be.
(h)	Certain Prohibitions. The following terms or actions shall not be permitted with respect to any Award of Stock Options or Stock Appreciation Rights:
1)	No Repricing. Except as otherwise provided in Section 9, in no event will the Committee decrease the Exercise Price of a Stock Option or Stock Appreciation Right after the date of grant or cancel outstanding Stock Options or Stock Appreciation Rights and grant replacement Stock Options or Stock Appreciation Rights with a lower Exercise Price than that of the replaced Stock Options or Stock Appreciation Rights or other Awards or purchase underwater Stock Options from a Participant for cash or replacement Awards without first obtaining the approval of the Company’s shareholders in a manner that complies with the rules of the New York Stock Exchange.
2)	No Dividend Equivalents. The Committee shall not provide for the payment of Dividend Equivalents with respect to Stock Options or Stock Appreciation Rights.
3)	No Reload Options. The Committee shall not grant Stock Options or Stock Appreciation Rights that have reload features under which the exercise of a Stock Option or Stock Appreciation Right by a Participant automatically entitles the Participant to a new Stock Option or Stock Appreciation Right.
4)	No Additional Deferral Features. The Committee shall not grant Stock Options or Stock Appreciation Rights that have “additional deferral features” as described in Code Section 409A, thereby subjecting the Stock Option or Stock Appreciation Right to the requirements of Code Section 409A.
(i)	Termination of Directorship. Each Participant’s Award Agreement shall set forth the extent to which the Participant shall have the right to exercise a Stock Option or Stock Appreciation Right following termination of the Participant’s service as an Eligible Director (whether by death, Disability, retirement or any other reason). Such provision shall be determined in the sole discretion of the Committee, shall be included in the applicable Award Agreement, need not be uniform among all Stock Options or Stock Appreciation Rights granted, and may reflect distinctions based on the reasons for termination.

8.	Regulatory Compliance and Listing

The issuance or delivery of any Shares in settlement of an Award may be postponed by the Company for such period as may be required to comply with any applicable requirements under the Federal securities laws, any applicable listing requirements of any national securities exchange and requirements under any other law or regulation applicable to the issuance or delivery of such Shares, and the Company shall not be obligated to issue or deliver any Shares if issuance or delivery of such Shares shall constitute a violation of any provision of any law or of any regulation of any governmental authority or any national securities exchange.

9.	Adjustment Upon Certain Changes

(a)	Shares Available for Grants. In the event of any change in the number of Shares outstanding by reason of any stock dividend or split, recapitalization, merger, consolidation, combination or exchange of Shares or similar corporate change, the maximum aggregate number of Shares with respect to which the Committee may grant Awards and the maximum aggregate number of Shares with respect to which the committee may grant Awards to any individual Eligible Director in any calendar year shall be appropriately adjusted by the Committee. In the event of any change in the number of Shares outstanding by reason of any other similar event or transaction, the Committee may, to the extent deemed appropriate by the Committee, make such adjustments in the number and class of Shares with respect to which Awards may be granted.
(b)	Increase or Decrease in Issued Shares without Consideration. Subject to any required action by the shareholders of the Company, in the event of any increase or decrease in the number of issued Shares resulting from a subdivision or consolidation of Shares or the payment of a stock dividend (but only on the Shares), or any other increase or decrease in the number of such Shares effected without receipt or payment of consideration by the Company, the Committee shall equitably adjust the number of Shares subject to each outstanding Award and the Exercise Price per Share of each such Award. In addition, in the event of any extraordinary dividend declared and paid by the Company without receipt of consideration by the Company, the Committee shall, in such manner as it deems appropriate, adjust (a) the number and kind of Shares subject to outstanding Awards and (b) the aggregate Exercise Price per Share of outstanding Options and Stock Appreciation Rights to reflect such distribution.
(c)	Certain Mergers. Subject to any required action by the shareholders of the Company, in the event that the Company shall be the surviving corporation in any merger, consolidation or similar transaction as a result of which the holders of Shares receive consideration consisting exclusively of securities of such surviving corporation, the Committee shall have the power to adjust each Award outstanding on the date of such merger or consolidation so that it pertains and applies to the securities which a holder of the number of Shares subject to such Award would have received in such merger or consolidation.
(d)	Certain Other Transactions. In the event of (i) a dissolution or liquidation of the Company, (ii) a sale of all or substantially all of the Company’s assets (on a consolidated basis), (iii) a merger, consolidation or similar transaction involving the Company in which the Company is not the surviving corporation or (iv) a merger, consolidation or similar transaction involving the Company in which the Company is the surviving corporation but the holders of Shares receive securities of another corporation and/or other property, including cash, the Committee shall, subject to Code Section 409A to the extent applicable and otherwise in its sole discretion, have the power to:
1)	cancel, effective immediately prior to the occurrence of such event, each Award (whether or not then exercisable), and, in full consideration of such cancellation, pay to the Participant to whom such Award was granted an amount in cash, for each Share subject to such Award equal to the value, as determined by the Committee in its reasonable discretion, of such Award, provided that with respect to any outstanding Stock Option such value shall be equal to the excess of (A) the value, as determined by the Committee in its reasonable discretion, of the property (including cash) received by the holder of a Share as a result of such event over (B) the Exercise Price of such Stock Option; or

2)	provide for the exchange of each Award (whether or not then exercisable or vested) for an Award with respect to, as appropriate, some or all of the property which a holder of the number of Shares subject to such Award would have received in such transaction and, incident thereto, make an equitable adjustment in accordance with U.S. Treasury Department Regulations Section 1.409A-1(b)(5)(v)(D) and as determined by the Committee in its reasonable discretion in the Exercise Price of the Award, or the number of Shares or amount of property subject to the Award or, if appropriate, provide for a cash payment to the Participant to whom such Award was granted in partial consideration for the exchange of the Award.
(e)	Other Changes. In the event of any change in the capitalization of the Company or corporate change other than those specifically referred to in subsections (b), (c) or (d) of this Section 9, the Committee shall make equitable adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in such other terms of such Awards.
(f)	No Other Rights. Except as expressly provided in the Plan, no Eligible Director shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger or consolidation of the Company or any other corporation. Except as expressly provided in the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares or amount of other property subject to, or the terms related to, any Award.
(g)	Code Section 409A. Notwithstanding anything to the contrary, any adjustment made pursuant to this Section 9 to the number of shares subject to an Award or to the Exercise Price of any Award shall be made in accordance with, and to the extent permitted by, Code Section 409A and applicable regulations thereunder.

10.	Termination or Amendment of the Plan

(a)	Amendment. The Board may at any time and from time to time alter or amend the Plan or any part thereof (including any amendment deemed necessary to ensure that the Company may comply with any regulatory requirement referred to in Section 8), provided that, unless otherwise necessary to comply with applicable law, the rights of a Participant with respect to Awards granted prior to such alteration or amendment may not be impaired without the consent of such Participant and, further, that without the approval of the Company’s shareholders, no amendment shall be made if shareholder approval is required by applicable law or in order to comply with the rules of the New York Stock Exchange or if such amendment materially increases the number of Shares that may be issued under the Plan (other than an increase pursuant to Section 9).
(b)	Termination. The Plan will terminate upon the earliest of the following dates or events to occur:
1)	the adoption of a resolution of the Board terminating the Plan;
2)	the final adjournment of the Company’s 2014 Annual Meeting of Shareholders if shareholder approval of the Plan has not been received prior to that time; and
3)	the 10th anniversary of the Effective Date.
No Awards will be granted under this Plan after it has terminated.  Except as otherwise provided in the last sentence of this Section 10(b), the termination of the Plan will not alter or impair any of the rights or obligations of any person without consent under any Award previously granted under the Plan and any previously granted Awards will remain in effect and will continue to be governed by the terms of the Plan, the applicable Board Policy, and the applicable Award Agreement.  Notwithstanding anything contained herein to the contrary, if shareholder approval of the Plan is not obtained as of the final adjournment of the Company’s 2014 Annual Meeting of Shareholders, any Awards previously granted will be cancelled.

11.	Non-transferability of Awards

(a)	Restrictions on Transfer of Restricted Stock or Restricted Stock Units. Until the expiration of the applicable restriction period and settlement has occurred, no Award of Restricted Stock or Restricted Stock Units under the Plan shall be transferred, pledged, hedged, assigned or otherwise disposed of by a Participant, and no other persons will otherwise acquire any rights therein, except as permitted by the Plan or Award Agreement, without the consent of the Committee, otherwise than by will or the laws of descent and distribution.
(b)	Restrictions on Transfer of Stock Options or Stock Appreciation Rights. Unless the Committee determines otherwise, no Award of a Stock Option or Stock Appreciation Right shall be pledged or otherwise transferable, or its economic risk hedged, by a Participant otherwise than by will or the laws of descent and distribution, and during the lifetime of a Participant the Stock Option or Stock Appreciation Right shall be exercisable only by such Participant or such Participant’s guardian or legal representative.

12.	Miscellaneous

(a)	No Implied Rights. Nothing in the Plan shall be deemed to create any obligation on the part of the Board to nominate any director for re-election by the Company’s shareholders.
(b)	Withholding of Taxes. The Company shall have the right to require, prior to the issuance or delivery of Shares in settlement of any Award, payment by the Participant of any taxes required by law with respect to the issuance or delivery of such Shares. Such amount may be paid in cash, in Shares previously owned by the Participant, by withholding a portion of the Shares that otherwise would be distributed to such Participant upon settlement of the Award or a combination of cash and Shares.
(c)	Code Section 83(b) Elections. The Company and the Committee have no responsibility for a Participant’s election, attempt to elect or failure to elect, pursuant to Code Section 83(b), to include the value of an Award of Restricted Stock or other award subject to Code Section 83 in the Participant’s gross income for the year of payment. Any Participant who makes an election pursuant to Code Section 83(b) will promptly provide the Committee with a copy of the election form.
(d)	No Obligation to Exercise Awards; No Right to Notice of Expiration Date. The grant of a Stock Option or Stock Appreciation Right will impose no obligation upon the Participant to exercise the Award. The Company and the Committee have no obligation to inform a Participant of the date on which a Stock Option or Stock Appreciation right lapses except as provided in the Award Agreement.
(e)	No Rights as Shareholders. Except as expressly set forth in the Plan or the applicable Award Agreement, a Participant granted an Award under the Plan will have no rights as a shareholder of the Company with respect to the Award unless and until the Shares underlying the Award are issued and delivered to the Participant. The right of any Participant to receive an Award by virtue of participation in the Plan will be no greater than the right of any unsecured general creditor of the Company.
(f)	Indemnification of Committee. The Company will indemnify, to the fullest extent permitted by law, each person made or threatened to be made a party to any civil or criminal action or proceeding by reason of the fact that the person, or the executor or administrator of the person’s estate, is or was a member of the Committee or a delegate of the Committee.
(g)	No Required Segregation of Assets. The Company will not be required to segregate any assets that may at any time be represented by Awards granted pursuant to the Plan.
(h)	Governing Law. The Plan and all determinations made and actions taken under the Plan will be governed by the internal substantive laws, and not the choice of law rules, of the State of Michigan and construed accordingly, to the extent not superseded by applicable Federal law.
(i)	Severability. If any provision of the Plan is held unlawful or otherwise invalid or unenforceable in whole or in part, the unlawfulness, invalidity or unenforceability will not affect any other parts of the Plan, which will remain in full force and effect.
(j)	Code Section 409A. With respect to Awards subject to Code Section 409A, this Plan is intended to comply with the requirements of such Section, and the provisions hereof shall be interpreted in a manner that satisfies the requirements of such Section and the related regulations, and the Plan shall be operated accordingly. If any provision of this Plan or any term or condition of any Award Agreement or Award would otherwise frustrate or conflict with this intent, the provision, term or condition will be interpreted and deemed amended so as to avoid this conflict. Any reservation of rights or discretion by the Company or Committee hereunder affecting the payment of any Award subject to Code Section 409A will only be as broad as is permitted by Code Section 409A and any regulations thereunder.

SCHEDULE A

BOARD POLICY FOR NON-EMPLOYEE DIRECTOR STOCK AWARDS
(Effective January 1, 2014)

The Board of Directors (the “Board”) of Ford Motor Company (the “Company”) adopts this Board Policy for Non-Employee Director Stock Awards (the “Board Policy”) in furtherance of the 2014 Stock Plan for Non-Employee Directors of Ford Motor Company (the “Plan”).  All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them under the Plan or an Award Agreement.

1.	Grants of Restricted Stock Units

(a)	Mandatory Percentage of Board Fees Paid in Restricted Stock Units. Sixty-percent (60%) of the annual Board membership fee for Eligible Directors (the “Mandatory Portion”) will be delivered in Restricted Stock Units that vest immediately upon the Annual Grant Date under the Plan and pursuant to the terms and conditions of the Board Policy and any applicable Award Agreement.
(b)	Discretionary Percentage of Board Fees Paid in Restricted Stock Units. In accordance with Section (c) below, any Eligible Director may elect to have any or all of the remaining Annual Board Fees (the “Discretionary Portion”) paid in Restricted Stock Units that vest immediately upon the Annual Grant Date under the Plan and pursuant to the terms and conditions of the Board Policy and any applicable Award Agreement. “Annual Board Fees” means the annual Board membership fee, the annual presiding director fee, and the annual Board committee chair fees.
(c)	Annual Election. Each Eligible Director, or nominee for election as a director, shall be entitled to make the following irrevocable elections by completing, signing and dating an election form (the “Election Form”) on or before December 31 of any year relating to the Annual Board Fees payable to such Director during the following year for service on the Board and its Committees:

(i)	The percentage of the Discretionary Portion of the Annual Board Fees that will be paid in Restricted Stock Units.
(ii)	The settlement schedule for 100% of the Restricted Stock Units granted in the following year, including Additional Restricted Stock Units that result from the payment of Dividend Equivalents on such Restricted Stock Units, if any, as follows: (A) immediate settlement on the Annual Grant Date or Grant Date, as applicable, which would result in the issuance of Shares on the Annual Grant Date or as soon as reasonably practicable thereafter; (B) settlement on the earlier of the fifth anniversary of the Annual Grant Date or Grant Date, as applicable, and upon retirement from the Board; or (C) settlement upon retirement from the Board.

(d)	Newly Elected Directors. A newly elected Eligible Director may make the elections in (c) above for the remainder of the calendar year in which such Director joins the Board. Any such elections shall be made within 30 days following the date of such Director’s election to the Board and shall be effective with respect to Annual Board Fees earned on and after the first day of the month next following the date on which such election by such Director becomes irrevocable and ending on the next following December 31. If such Director is elected after the Annual Grant Date, the grant date for such newly elected director shall be the earlier of 45 days after the effective date of such election and December 31 of the year of election (the “Grant Date”). If such Director is elected prior to the Annual Grant Date, the grant date for such newly elected director shall be the Annual Grant Date.

2.	Annual Grant of Award

(a)	Annual Grant Date. The grant date for Restricted Stock Units or Shares granted pursuant to the Plan and this Board Policy (the “Annual Grant”) will be the third Thursday of May of each year of the Plan (the “Annual Grant Date”).
(b)	Calculation of the Annual Grant. The number of Restricted Stock Units or Shares to be granted on the Annual Grant Date shall be equal to the quotient of (x) divided by (y), where (x) is the dollar amount of the Annual Board Fees an Eligible Director is to receive under the Plan and (y) is the Fair Market Value of Shares as of the Annual Grant Date or Grant Date, as applicable (any fractional Restricted Stock Unit or Share will be truncated).
(c)	Director Separation Before Annual Grant Date. Unless otherwise provided for by the Committee, if an Eligible Director separates from service from the Board prior to the Annual Grant Date, does not stand for re-election at the Company’s Annual Meeting, or is not re-elected at the Company’s Annual Meeting, then such Eligible Director shall receive the number of Restricted Stock Units or Shares on the Annual Grant Date equal to the number such Director would have received on the Annual Grant Date in accordance with Section 2(b) multiplied by a percent (rounded to the nearest whole percent) derived by dividing (x) by (y), where (x) is the number of complete months served by such Director during the relevant calendar year and (y) is 12 (any fractional Restricted Stock Unit or Share will be truncated).
(d)	Director Separation After Annual Grant Date. Unless otherwise provided for by the Committee, if after the Annual Grant Date but prior to December 31 of the year in which the relevant Annual Grant is made an Eligible Directors separates from service from the Board, then:

(i)	If such Eligible Director received Restricted Stock Units, then as of, or as soon as practical after, the effective date such Eligible Director separates from Board service, a number of the Restricted Stock Units will be cancelled equal to the number of Restricted Stock Units granted on the Annual Grant Date multiplied by a percent (rounded to the nearest whole percent) derived from (x) divided by (y), where (x) is the number of whole months plus any partial month not served by such Eligible Director during the relevant calendar year and (y) is 12 (any fractional Restricted Stock Unit will be truncated); and
(ii)	If such Eligible Director received Shares, then as of, or as soon as practical after, the effective date such Eligible Director separates from Board service, such Eligible Director shall transfer to the Company the number of Shares equal to the total number of Shares granted on the Annual Grant Date multiplied by a percent (rounded to the nearest whole percent) derived from (x) divided by (y), where (x) is the number of whole months plus any partial month not served by such Eligible Director during the relevant year and (y) is 12 (any fractional Share will be truncated).

3.	Share Ownership – Hedging and Pledging Policy

(a)	Share Ownership Policy. Each Director who receives Shares pursuant to Section 1(a) hereof, either as Shares on an Annual Grant Date or Shares that have resulted from the vesting and settlement of Restricted Stock Units or related Additional Restricted Stock Units, is required to retain the gross number of such Shares until retirement from the Board. In addition, each Director is required to reinvest any dividends paid with regard to such Shares and Shares resulting from such reinvestment of dividends must likewise be retained by such Director until retirement from the Board.
(b)	Hedging and Pledging. No Director who receives, pursuant to Section 1(a) hereof, an Award of Shares, Restricted Stock Units, related Additional Restricted Stock Units, or Shares that result from the vesting of Restricted Stock Units or related Additional Restricted Stock Units or any Shares resulting from the reinvestment of dividends from such Shares may pledge or otherwise encumber such Award or resulting Shares while such Director remains a Director. In addition, no Director shall hedge the economic risk of such an Award of Shares, Restricted Stock Units, related Additional Restricted Stock Units or Shares that result from the vesting of Restricted Stock Units or related Additional Restricted Stock Units or any Shares resulting from the reinvestment of dividends from such Shares while such Director remains a Director.

SCHEDULE B
FORD MOTOR COMPANY
2014 STOCK PLAN FOR NON-EMPLOYEE DIRECTORS
2014 DEFERRAL ELECTION FORM

Dear Board of Director Name:

Pursuant to the 2014 Stock Plan for Non-Employee Directors of Ford Motor Company (the Plan) sixty percent of your 20__ annual Board member fees must be mandatorily paid in Restricted Stock Units (“RSUs”) under the Plan (“Mandatory Fee”).  The Plan also allows you to voluntarily receive in RSUs any portion of your remaining annual fees (i.e., the remaining 40%) and any applicable Committee Chair or Presiding Director fees (“Voluntary Fee”).

This form allows you to elect:
•	For Voluntary Fees – the portion of your fees that you choose to receive in RSUs
•	For all Fees – the settlement date for all 20__ fees (Mandatory and Voluntary) paid in RSUs, which is when the Common Stock is distributed to you

If you do not wish to receive any of your Voluntary Fees in RSUs, skip the next section and only complete the "Deferred Settlement" section. Please sign and return the form by December 15, 20__ to the Secretary of the Company.

Voluntary Fees: To receive any portion of your Voluntary Fees in RSUs, please indicate in the table below the percent (10%-100% in 10% increments) that you wish to receive in RSUs.

If you do not wish to receive any portion of your Voluntary Fees in RSUs, skip this section and complete the rest of the form.

Directions:
In Table A below, fill out the percentage of your Voluntary Fee that will be paid in RSUs.
Table A)    Voluntary Fee Percentage Election:

Percent of Voluntary Fee Paid in RSUs
Example: _______50________%
__________________%

Settlement:  Settlement will occur on, or as soon as reasonably practical after, the event indicated below.  At settlement, all RSUs, and any Additional RSUs resulting from dividend equivalents related to this Award, will be converted to Shares of Common Stock.  You may elect to receive your 20__ Mandatory and Voluntary Fees in Shares of Common Stock: (i) immediately upon the Grant Date; (ii) the earlier of five years from the Grant Date and separation from the Board; or (iii) upon separation from the Board. If you do not make an election, the RSUs will settle upon separation from the Board.

Directions:

In Table B below, please indicate when you would like your RSU Award to settle in Shares of Common Stock.

Table B)    20__ Settlement Election (choose only one by marking an “X” in the selected box):

Immediately Upon Grant	Earlier of Five Years from the Grant Date and Separation from the Board	Separation from the Board
__________________	__________________	___________________

Director Signature	Date

THIS FORM MUST BE RETURNED TO THE SECRETARY BY DECEMBER 15, 20__.
Please see the other side of this Form to make elections under the Deferred Compensation Plan for Non-Employee Directors.

2014 STOCK PLAN FOR
NON-EMPLOYEE DIRECTORS OF
FORD MOTOR COMPANY

Restricted Stock Unit Agreement

This RESTRICTED STOCK UNIT AWARD AGREEMENT (the “Award Agreement”) is made as of the [DAY] day of [MONTH, YEAR] (the “Grant Date”), between Ford Motor Company, a Delaware corporation (the “Company”), and [NAME OF DIRECTOR] pursuant to the Plan and the Board Policy.

1.	Grant of Award. The Company has granted you [NUMBER] of Restricted Stock Units, subject to the provisions of this Award Agreement, the signed Election Form, a copy of which is attached hereto, the Plan, and the Board Policy.

2.	Settlement. Except in the event of your death, Disability, or a Change in Control, the settlement of the Restricted Stock Units or Additional Restricted Stock Units will occur according to the signed Election Form, a copy of which is attached hereto. Subject to Section 7 hereof, on or as soon as reasonably practical after the date of settlement, the Company shall promptly cause to be issued Shares of Common Stock to an account that will be set up in your name with Morgan Stanley Smith Barney LLC, or such other administrator as the Company shall appoint.

3.	Additional Restricted Stock Units. In the event that cash dividends are paid on the Company’s Common Stock, the Company shall credit to your account an additional number of Restricted Stock Units (“Additional Restricted Stock Units”), which will vest immediately, equal to (x) divided by (y), where (x) equals the total number of unsettled Restricted Stock Units and Additional Restricted Stock Units, if any, subject to this Award Agreement on such date multiplied by the dollar amount of the cash dividend paid per Share of Common Stock on such date, and (y) equals the Fair Market Value of a Share on such date. If a dividend is paid to holders of Common Stock in Shares, the Company shall credit to you on such dividend payment date Additional Restricted Stock Units, which will vest immediately, equal to the total number of unsettled Restricted Stock Units subject to this Award Agreement on such date multiplied by the Share dividend paid per Share of Common Stock on such date. Additional Restricted Stock Units are subject to the same settlement, transferability and other requirements and restrictions that apply to the Restricted Stock Units to which they relate as provided in the Award Agreement, the Election Form, the Plan, and the Board Policy.

4.	Death or Disability. If you cease to be a director of the Company because of your death or Disability, any unsettled Restricted Stock Units and Additional Restricted Stock Units will settle immediately. If you are deceased, the Company will make payment to your estate only after the Committee has determined that the payee is the duly appointed executor or administrator of your estate.

5.	Change in Control. In the event of a Change in Control, any Restricted Stock Units that have not settled as of the date of the Change in Control will settle immediately.

6.	Withholdings. The Company shall have the power and the right to deduct or withhold, or require you to remit to the Company, prior to any issuance or delivery of Shares on Restricted Stock Units, an amount sufficient to satisfy any taxes that might be imposed under the laws of any country, state, province, city, or other jurisdiction, including but not limited to income taxes, capital gain taxes, transfer taxes, and social security contributions that are required by law to be withheld as determined by the Company. If any Restricted Stock Units settle while you are a member of the Board, you are required to remit to the Company such amount. If any Restricted Stock Units settle when you retire or upon your death or Disability, unless otherwise instructed by you, the Company shall withhold an amount of Shares equal to the amount to be remitted hereunder.

7.	Restrictions on Settlement of Shares. Settlement of Shares for your Restricted Stock Units and Additional Restricted Stock Units is subject to the conditions that, to the extent required at the time of settlement, (a) the Shares underlying the Restricted Stock Units and Additional Restricted Stock Units will be duly listed upon the New York Stock Exchange, and (b) a Registration Statement under the Securities Act of 1933 with respect to the Shares will be effective. The Company will not be required to deliver any Common Stock until all applicable Federal and state laws and regulations have been complied with and all legal matters in connection with the issuance and delivery of the Shares have been approved by counsel for the Company.

8.	Plan Terms Govern. The settlement of Restricted Stock Units or Additional Restricted Stock Units, the disposition of any Shares received for Restricted Stock Units or Additional Restricted Stock Units, the treatment of gain on the disposition of such Shares, and the treatment of Dividend Equivalents are subject to the provisions of this Award Agreement, the Election Form, the Plan, the Board Policy and any rules that the Committee may prescribe. The Plan document, as may be amended from time to time, is incorporated into this Award Agreement. Capitalized terms used in this Award Agreement have the meanings set forth in the Plan and the Board Policy, unless otherwise stated in this Award Agreement. In the event of a conflict between the terms of the Plan and the terms of this Award Agreement, the Plan will control. In the event of a conflict between the terms of the Board Policy and the terms of this Award Agreement, the Board Policy will control.

9.	Transfer of Award. You may not transfer the Restricted Stock Units, Additional Restricted Stock Units or any interest in such Units except as permitted by Section 11 of the Plan. Any other attempt to dispose of your interest will be null and void.

10.	Limitations. Nothing in this Award Agreement, Election Form, Board Policy, or Plan give you any right to continue as a member of the Board of Directors of the Company or will prejudice the rights of the Board of Directors or shareholders of the Company with respect to your nomination and election. Settlement of your Restricted Stock Units and Additional Restricted Stock Units is not secured by a trust, insurance contract or other funding medium, and you do not have any interest in any fund or specific asset of the Company by reason of this Award or the account established on our behalf. You have no rights as a shareholder of the Company pursuant to the Restricted Stock Units or Additional Restricted Stock Units until Shares are actually delivered to you.

11.	Incorporation of Other Agreements. This Award Agreement, the Election Form, the Plan, and the Board Policy constitute the entire understanding between you and the Company regarding the Restricted Stock Units and any Additional Restricted Stock Units. This Award Agreement, the Election Form, the Plan, and the Board Policy supersede any prior agreements, commitments or negotiations concerning the Restricted Stock Units and any Additional Restricted Stock Units.

12.	Severability. The invalidity or unenforceability of any provision of this Award Agreement will not affect the validity or enforceability of the other provisions of the Award Agreement, which will remain in full force and effect. Moreover, if any provision is found to be excessively broad in duration, scope or covered activity, the provision will be construed so as to be enforceable to the maximum extent compatible with applicable law.

13.	Consent to Use Personal Information. You acknowledge and agree that, in order for the Company to perform its requirements under the Plan, the Company may process, for an indefinite period of time personal data about you. Such data includes, but is not limited to, the information provided in the grant materials and any changes thereto, and other appropriate personal data about you, including information about your participation in the Plan, grants under the Plan, and your individual tax rate, income, and/or other information used in determining your applicable tax rate from time to time. You also hereby give for an indefinite period of time explicit consent to the Company to collect, use, store and transfer any such personal data for use in the United States of America or any other required location. The legal persons for whom the personal data is intended include the Company and any of its subsidiaries, the outside Plan or program administrator(s) as selected by the Company from time to time, the Company’s independent registered public accounting firm, and any other person that the Company may deem appropriate in its administration of the Plan. You agree that you have been informed that the provision of personal data is voluntary. You understand that the transfer of information outlined here is important to the administration of the Plan. Your consent is given freely and is valid as long as it is needed for the administration of the Plan or to comply with applicable legal requirements. Your failure to consent to the Company’s collection, use, storage and transfer of such personal data may limit your right to participate in the Plan. For purposes of this Section, the term “Company” shall be deemed to include Ford Motor Company and any other affiliate of Ford Motor Company involved in the administration of the Plan.

14.	Award Agreement Changes. The Company reserves the right to change the terms of this Award Agreement and the Plan without your consent to the extent necessary or desirable to comply with the requirements of Code Section 409A, the Treasury regulations and other guidance thereunder.

IN WITNESS WHEREOF, the Company has caused this Award Agreement to be duly executed by the facsimile signature of its Secretary as of the day and year first above written.  By consenting to this Award Agreement, you agree that you have carefully read, fully understand, and agree to all of the terms and conditions described in this Award Agreement, the Election Form, the Plan, and the Board Policy.  You must accept this Award by signing this Award Agreement below and, by signing this Award Agreement, you will be deemed to consent to the application of the terms and conditions set forth in this Award Agreement and the Plan.

I Accept:

Signature
Date:

Ford Motor Company

Secretary